Extraordinary Report
August 25, 2014

(TRANSLATION)

ADVANTEST CORPORATION

Note for readers of this English translation
On August 25, ADVANTEST CORPORATION (the “Company”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Financial Bureau in Japan in connection with the change in representative director on August 23.  This document is an English translation of the Report in its entirety.

1. Reason for submitting the Extraordinary Report

Given that there was a change in a representative director due to the death of Mr. Haruo Matsuno, Representative Director of ADVANTEST CORPORATION (the “Company”) on August 23, 2014, the Company submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc. of Japan.

2. Matters reported

Change in a representative director (retirement due to death)
Name (Date of Birth)	Former Title	Date of Change	Number of the Company’s Shares Owned
Haruo Matsuno (February 14, 1960)	Representative Director	August 23, 2014	18,483
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